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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                              TREND MINING COMPANY
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                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
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                         (Title of Class of Securities)


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                                 (CUSIP Number)

                                Thomas S. Kaplan
                            c/o William Natbony, Esq.
                              Rosenman & Colin LLP
                               575 Madison Avenue
                             New York, NY 10022-2585
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 10, 2001
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No.:
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                1. Names of Reporting Persons.
                   I.R.S. Identification Nos. of above persons (entities only).
                             THOMAS SCOTT KAPLAN

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                2. Check the Appropriate Box if a Member of a Group (See
                   Instructions):

                          (a)   [ ]

                          (b)   [ ]

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                3. SEC Use Only:

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                4. Source of Funds (See Instructions):

                            AF
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                5. Check if Disclosure of Legal Proceedings Is Required Pursuant
                   to Items 2(d) or 2(e):

                   [ ]

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                6.        Citizenship or Place of Organization:

                            U.S.A.

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                    7. Sole Voting Power                 13,198,349

Number of           ------------------------------------------------------------
Shares              8. Shared Voting Power                       0
Beneficially
Owned by            ------------------------------------------------------------
Each                9. Sole Dispositive Power             13,198,349
Reporting
Person With         ------------------------------------------------------------
                    10. Shared Dispositive Power                 0

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               11. Aggregate Amount Beneficially Owned by Each Reporting Person:

                                   13,198,349

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               12. Check if the Aggregate Amount in Row (11) Excludes Certain
                   Shares (See Instructions):

                   [ ]

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               13. Percent of Class Represented by Amount in Row (11):
                            49.88%

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               14. Type of Reporting Person (See Instructions):

                                    IN

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            This Amendment No. 2 amends and supplements the Schedule 13D originally filed on October 4, 2000 (the "Schedule 13D"), as amended by Amendment No. 1 to the Schedule 13D filed on February 14, 2001 ("Amendment No. 1"), by the undersigned relating to the shares of common stock, $0.01 par value per share (the "Common Stock"), of Trend Mining Company, a Delaware corporation (the "Company"). Unless indicated otherwise, all defined terms used herein shall have the respective meanings ascribed to them in the Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION


Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

         Pursuant to amendments to the December 2000 loan agreement, the Company borrowed from Electrum $50,000 in March 2001 and $100,000 in April 2001 to fund operating costs. In consideration for Electrum making the loan in March 2001, the Company granted Electrum a warrant to purchase 50,000 shares of Common Stock at $1.50 per share. Pursuant to the April 2001 amendment, Electrum may, from time to time, lend additional funds to the Company, upon written request. Electrum may, in its sole discretion, elect to convert the outstanding balance of the loans into "units" of the Company's securities, at the rate of one unit for each $1.25 of the loans converted. Each unit would consist of one share of Common Stock and a warrant to purchase one share of Common Stock at $1.50 per share.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a) - (c) of Item 5 of the Schedule 13D are hereby amended and restated in their entireties as follows:

        (a) As of May 15, 2001, Mr. Kaplan beneficially owned 13,198,349 shares of Common Stock of the Company, consisting of 5,307,588 shares of Common Stock and warrants to purchase 7,114,761 shares of Common Stock exercisable within 60 days hereof, and the right to acquire within 60 days 388,000 shares of Common Stock and warrants to purchase 388,000 shares of Common Stock exercisable within 60 days hereof.

        (b) Mr. Kaplan has the sole power to vote or to direct the vote of 13,198,349 shares and has the sole power to dispose of 13,198,349 shares.

        (c) The following transactions in the Company's securities were effected by Mr. Kaplan during the past 60 days:

             Transaction                      Date                Quantity
             -----------                      ----                --------

             Acquired the right to
             purchase shares of
             Common Stock                     November 6, 2000    28,000 shares

             Acquired the right to receive
             warrants to purchase
             shares of Common
             Stock                            November 6, 2000    28,000 shares

             Acquired the right to
             purchase shares of
             Common Stock                     December 1, 2000    80,000 shares

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             Acquired the right to receive
             warrants to purchase
             shares of Common
             Stock                            December 1, 2000    80,000 shares

             Acquired the right to
             purchase shares of
             Common Stock                     December 11, 2000   80,000 shares

             Acquired the right to receive
             warrants to purchase
             shares of Common
             Stock                            December 11, 2000   80,000 shares

             Acquired the right to
             purchase shares of
             Common Stock                     December 18, 2000   40,000 shares

             Acquired the right to receive
             warrants to purchase
             shares of Common
             Stock                            December 18, 2000   40,000 shares

             Acquired the right to
             purchase shares of
             Common Stock                     January 26, 2001    40,000 shares

             Acquired the right to receive
             warrants to purchase
             shares of Common
             Stock                            January 26, 2001    40,000 shares

             Acquired the right to
             purchase shares of
             Common Stock                     March 15, 2001      40,000 shares

             Acquired the right to receive
             warrants to purchase
             shares of Common
             Stock                            March 15, 2001      40,000 shares

             Acquired a warrant
             to purchase shares of
             Common Stock                     March 15, 2001      50,000 shares

             Acquired the right to
             purchase shares of
             Common Stock                     April 10, 2001      40,000 shares

             Acquired the right to receive
             warrants to purchase
             shares of Common
             Stock                            April 10, 2001      40,000 shares

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             Disposed of a warrant
             to purchase shares of
             Common Stock                     April 27, 2001      200,000 shares

             Acquired the right to receive
             warrants to purchase
             shares of Common
             Stock                            April 30, 2001      40,000 shares

             Acquired the right to purchase
             shares of Common Stock           April 30, 2001      40,000 shares



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

         In November 2000, the Company entered into an agreement with Electrum under which the Company borrowed $135,000 to fund certain expenses. These loans bear interest at the annual rate of 5% and are due upon the earlier to occur of the closing of a public or private debt or equity financing or December 1, 2005.

         In December 2000, the Company entered into an agreement with Electrum under which the Company borrowed $200,000 to fund operating costs. Pursuant to amendments to the December 2000 loan agreement, the Company borrowed from Electrum an additional $50,000 in March 2001 and $100,000 in April 2001 to fund operating costs. Each of these loans bear interest at the annual rate of 8%, payable semi-annually in arrears, and is due upon the earlier to occur of the closing of a public or private debt or equity financing or June 30, 2001. In consideration for the loan made in March 2001, the Company granted Electrum a warrant to purchase 50,000 shares of Common Stock at $1.50 per share, exercisable through September 30, 2006. Pursuant to the April 2001 amendment, Electrum may, from time to time, lend additional funds to the Company, upon written request.

         Under the November and December 2000 loan agreements, as amended, because those loans were not repaid in full on or before February 1, 2001, the Company granted Electrum warrants to purchase 285,000 shares of Common Stock at $1.50 per share, exercisable through September 30, 2006.

         Under the November and December 2000 loan agreements, and March and April 2001 amendments, Electrum may, in its sole discretion, elect to be repaid by converting the amounts outstanding under the loans in "units" of the Company's securities, at the rate of one unit per $1.25 of loans converted. Each unit would consist of one share of Common Stock and a warrant to purchase one share of Common Stock at $1.50 per share, exercisable through September 30, 2006. Electrum has agreed that at least $100,000 of the November 2000 loan will be repaid in units.

         In April 2001, the Company was reincorporated as a Delaware corporation. In exchange for Mr. Kaplan and Asher Edelman supporting the Company's reincorporation proposal at the annual meeting of shareholders, the Company issued Mr. Kaplan one share of the Company's Series A Preferred Stock. The terms of the Series A Preferred Stock provides that each issuance by the Company of Common Stock, preferred stock, options, warrants or other equity securities requires the written consent of Mr. Kaplan or the then current holder of the share of Series A Preferred Stock. Under certain circumstances, Mr. Kaplan may be permitted to sell, transfer or assign to Electrum, which beneficially owns approximately 50% of the Company's outstanding Common Stock, and/or Mr. Edelman, who beneficially owns approximately 25% of the Company's outstanding Common Stock, the share of Series A Preferred Stock.

         On March 30, 2001, Mr. Kaplan and Electrum entered into an amendment to the Voting Trust Agreement, extending the term of the agreement to March 31, 2002, and renewable for successive one year periods thereafter.


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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



May 22, 2001
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Date:


/s/ Thomas S. Kaplan
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Signature



Thomas S. Kaplan
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Name/Title


            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)


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                                  EXHIBIT INDEX

NO.      DESCRIPTION OF EXHIBIT
---      ----------------------

1 Voting Trust Agreement, dated March 31, 2000, between Mr. Kaplan and Electrum LLC, previously filed.
2        Amendment to Voting Trust Agreement, dated March 30, 2001, between Mr.
         Kaplan and Electrum LLC